EXHIBIT 99.1

Quantum BioPharma Licensee Unbuzzd Wellness Inc. Appoints Richard Buzbuzian as CEO to Lead Nationwide Commercialization of Innovative, Clinically Validated Hangover Remedy and Alcohol Metabolism Accelerant

TORONTO, April 22, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announces that Unbuzzd Wellness Inc. (formerly, Celly Nutrition Corp.) (the “Company”), the company behind unbuzzd™, the scientifically-proven beverage that accelerates alcohol metabolism, restores mental clarity and reduces hangover symptoms, is pleased to announce the appointment of Mr. Richard Buzbuzian as Chief Executive Officer. This marks a pivotal milestone in the Company's commercialization strategy. With the functional beverage market projected to reach $198 billion in 2026 and expected to grow at a 10.79% CAGR, Mr. Buzbuzian brings the vision and capital markets acumen required to capitalize on this unprecedented market opportunity. His mandate includes executing a nationwide rollout beginning with strategic market expansion into South Florida and Texas — two of America's most dynamic consumer markets, as well as listing the Company on a stock exchange.

The Company also welcomes Mr. John Duffy to his new role as Product Consultant and wishes to thank Mr. Duffy for his contributions to date. Previously, Mr. Duffy was Chief Executive Officer of the Company and is now assisting in product development and national distribution in a consultancy role.

Clinically Validated, Science-backed Innovation

unbuzzd stands apart in the wellness and recovery supplement landscape as the only product backed by a peer-reviewed clinical study proving its efficacy in accelerating alcohol metabolism, restoring mental clarity, and reducing hangover symptoms. In an era where clinical validation drives investor confidence and consumer trust, unbuzzd's proprietary formulation positions the Company as a category-defining leader in the functional beverage space.

The peer-reviewed clinical study, which investigated the effects of unbuzzd on alcohol intoxication and alcohol metabolism, was published here in the World Journal of Pharmaceutical and Medical Research (2026, volume 12, issue 3, pages 446-467). The publication can be viewed by clicking the following link: https://zenodo.org/records/18873638

Addressing Health-Conscious Consumer Demand

The shift toward better-for-you beverages continues to accelerate, with 70% of Americans actively seeking health benefits from their beverage choices and 72% of Gen Z consumers trying new beverages monthly. unbuzzd addresses this consumer demand through a clean label approach — a proprietary blend of vitamins, minerals, and herbs developed by a world-class R&D team in pharmacology and medicine. Unlike competitors targeting only hydration or hangover symptoms, unbuzzd combines both with metabolic science in convenient ready-to-mix powder stick formats.

Scalable Platform for Multi-Channel Distribution

The Company's growth strategy targets an expansive retail footprint including pharmacies, liquor stores, supermarkets, mass merchandisers, convenience stores, and college stores — a multi-channel distribution approach mirroring successful nationwide rollouts by industry leaders. With national distribution capabilities and a scalable platform for both retail and e-commerce, unbuzzd is positioned to capture significant share of the total addressable market for alcohol recovery and functional wellness beverages across North America and international markets.

"As unbuzzd begins commercialization, we are pleased to announce Richard's appointment as the Company sets its first geographic regions for sales," commented Dr. Eric Hoskins, Director. "Buzbuzian's vision, business acumen, and understanding of capital markets comes to unbuzzd as we pursue market expansion across North America and abroad in retail and online settings. With the functional beverage market on track to exceed $198 billion and consumer demand for clinically validated, better-for-you products at an all-time high, the timing could not be more opportune."

"The total addressable market for unbuzzd is substantial, creating an exciting commercial opportunity that begins with our nationwide rollout in the United States," commented Richard Buzbuzian, CEO. "Many products exist that target either hydration or hangover symptoms, but none combine the two with proven metabolic science backed by a peer-reviewed study. This category-defining positioning, combined with our clean label formulation, delivers exactly what today's health-conscious consumers demand. An incredible commercial opportunity exists in this $198 billion market, and we are positioned to capitalize on it with our scalable platform and strategic retail partnerships."

"Innovation remains central to our long-term growth strategy," added Mr. Buzbuzian. "We are building a sustainable, scalable platform capable of delivering ready-to-drink formats and expanding our proprietary product line to meet evolving consumer demand for functional, better-for-you beverages."

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“UWI”), led by industry veterans. Quantum BioPharma retains ownership of 19.84% (as of December 31, 2025) of UWI at www.unbuzzd.com. The agreement with UWI also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses.

About Unbuzzd Wellness Inc.

Unbuzzd Wellness Inc., a non-trading but fully reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class R&D team in pharmacology and medicine, with a commitment to innovation and quality. A proprietary blend of vitamins, minerals, and herbs, unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly and feel great the next day. unbuzzd ready-to-mix powder sticks are available in 3-pack, 8-pack, and 18-pack formats at https://unbuzzd.com.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information generally includes statements that are not historical facts and is often identified by words such as “plans”, “expects”, “intends”, “anticipates”, “believes” or similar expressions, including the negative of such terms.

Forward-looking information in this news release includes statements relating to: the Company’s commercialization strategy and anticipated execution of a nationwide rollout; the Company’s planned initial geographic expansion into South Florida and Texas; the Company’s ability to scale distribution across multiple sales channels (including retail and e-commerce); the Company’s plans to expand its product formats and product line; and the Company’s intention to seek a listing of the Company’s securities on a stock exchange.

Forward-looking information is based on a number of assumptions, including, without limitation: that the Company will be able to execute its commercialization and distribution plans on a timely basis; that the Company will be able to secure and maintain manufacturing, logistics and distribution arrangements on acceptable terms; that the Company will be able to attract and retain key personnel and strategic partners; that consumer demand for the Company’s products will develop as anticipated; and that general market and regulatory conditions will remain supportive of the Company’s business objectives.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, without limitation: risks relating to the Company’s ability to execute its commercialization strategy; risks relating to manufacturing, supply chain, logistics and distribution; risks relating to competition and market acceptance; risks relating to advertising, labeling and other regulatory requirements applicable to the marketing and sale of the Company’s products; the risk that the Company may not be able to enter new markets or expand distribution as anticipated; and the risk that the Company may not be able to obtain a listing on a stock exchange on terms acceptable to the Company, or at all.

Although the Company believes the forward-looking information in this news release is reasonable, there can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events may differ materially from those anticipated. Readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update or revise any forward-looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (416) 854-8884

Investor Relations
Email: ir@quantumbiopharma.com, info@quantumbiopharma.com
Website: www.quantumbiopharma.com